225 20th Street Rock Island, IL  61201

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April 27, 2018

VIA EDGAR

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549
Attn: Mark Brunhofer

Re:ICC Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 2, 2018
File No. 001-38046

Ladies and Gentlemen:

On behalf of ICC Holdings, Inc. (the “Company”), I am submitting responses to the comment raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 23, 2018.  Below we have noted the Staff’s comment in italics face type and the response of the Company in regular type.

Form 10-K For the Fiscal Year Ended December 31, 2017

Exhibits

1.

Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR.

Response:  Certain words were inadvertently omitted in Exhibits 31.1 and 31.2 to the 10-K.  Certifications to future filings of our 10-Q and 10-K will include all of the text specified in Item 601(b)(31) of Regulation S-K, as required by Rule 13a-14(a) as promulgated under the Exchange Act.  The Company is filing a Form 10-K/A as of the date hereof consistent

225 20th Street Rock Island, IL  61201

with Compliance & Disclosure Interpretations 246.13 related to Regulation S-K.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (309) 793-1700.

Sincerely,

ICC HOLDINGS, INC.

/s/ Michael R. Smith

Michael R. Smith
Vice President and Chief Financial Officer

cc:Ms. Lisa Vanjoske, U.S. Securities and Exchange Commission
Mr. Arron K. Sutherland, ICC